

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2011

Lawrence A. Heilbronner
Executive Vice President and Chief Financial Officer
Canandaigua National Corporation
72 South Main Street
Canandaigua, NY 14424

> **Re:** **Canandaigua National Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 13, 2009**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 12, 2010**
> **File No. 000-18562**

Dear Mr. Heilbronner:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Christian Windsor
Senior Attorney